Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Unaudited)

TABLE OF CONTENTS

Page
Consolidated Condensed Balance Sheets	2

Consolidated Condensed Statements of Comprehensive Income	3

Consolidated Interim Statements of Changes in Equity	4-7

Consolidated Condensed Statements of Cash Flows	8-9

Notes to the Interim Consolidated Financial Statements	10-17

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

	As of September 30,		As of December 31,
	2020	2019	2019
	Unaudited		Audited
Assets	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$52,487	$27,449	$42,662
Short-term investments	47,230	39,380	31,245
Trade receivables, net	28,643	23,999	23,210
Other accounts receivables	3,533	1,722	3,272
Inventories	42,618	34,031	43,173
Total Current Assets	174,511	126,581	143,562

Non-Current Assets
Property, plant and equipment, net	25,323	24,197	24,550
Right-of-use-assets	3,694	4,100	4,022
Other long term assets	1,081	178	352
Contract asset	1,438	-	-
Deferred taxes	298	1,445	1,311
Total Non-Current Assets	31,834	29,920	30,235
Total Assets	$206,345	$156,501	$173,797
Liabilities
Current Liabilities
Current maturities of bank loans	$322	$573	$489
Current maturities of lease liabilities	1,038	964	1,020
Trade payables	15,110	13,079	24,830
Other accounts payables	6,236	5,439	5,811
Deferred revenues	486	561	589
Total Current Liabilities	23,192	20,616	32,739

Non-Current Liabilities
Bank loans	48	461	257
Lease liabilities	3,589	4,052	3,981
Deferred revenues	1,525	347	232
Employee benefit liabilities, net	1,262	884	1,269
Total Non-Current Liabilities	6,424	5,744	5,739

Shareholder’s Equity
Ordinary shares	11,703	10,420	10,425
Additional paid in capital	209,650	179,589	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	234	18	8
Capital reserve from financial assets measured at fair value through other comprehensive Income	-	137	145
Capital reserve from share-based payments	4,550	9,898	8,844
Capital reserve from employee benefits	(356)	4	(359)
Accumulated deficit	(45,562)	(66,435)	(61,073)
Total Shareholder’s Equity	176,729	130,141	135,319
Total Liabilities and Shareholder’s Equity	$206,345	$156,501	$173,797

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands
Revenues from proprietary products	$77,633	$72,521	$29,691	$24,859	$97,696
Revenues from distribution	24,071	22,595	5,634	8,207	29,491

Total revenues	101,704	95,116	35,325	33,066	127,187

Cost of revenues from proprietary products	43,817	38,412	15,936	13,234	52,425
Cost of revenues from distribution	20,500	19,056	4,568	6,968	25,025

Total cost of revenues	64,317	57,468	20,504	20,202	77,450

Gross profit	37,387	37,648	14,821	12,864	49,737

Research and development expenses	10,335	9,730	3,365	3,477	13,059
Selling and marketing expenses	3,297	3,441	1,179	1,161	4,370
General and administrative expenses	7,133	6,851	2,514	2,230	9,194
Other expenses	34	327	-	299	330
Operating income	16,588	17,299	7,763	5,697	22,784

Financial income	865	887	250	328	1,146
Income (expense) in respect of securities measured at fair value, net	102	(3)	-	55	(5)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(696)	(503)	(761)	25	(651)
Financial expenses	(204)	(217)	(69)	(68)	(293)
Income before tax on income	16,655	17,463	7,183	6,037	22,981
Taxes on income	1,144	574	348	214	730

Net Income	$15,511	$16,889	$6,835	$5,823	$22,251

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	(188)	132	-	(66)	143
Gain (loss) on cash flow hedges	516	99	75	28	92
Net amounts transferred to the statement of profit or loss for cash flow hedges	(273)	(20)	(266)	(18)	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-		-	-	(388)
Tax effect	29	(33)	14	16	(11)
Total comprehensive income	$15,595	$17,067	$6,658	$5,783	$22,064

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.35	$0.42	$0.15	$0.14	$0.55
Diluted net earnings per share	$0.35	$0.42	$0.15	$0.14	$0.55

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	15,511	15,511
Other comprehensive income (loss)	-	-	(188)	-	243	-	-	-	55
Taxes effect	-	-	43	-	(17)	-	3	-	29
Total comprehensive income (loss)	-	-	(145)	-	226	-	3	15,511	15,595
Issuance of ordinary shares	1,217	23,684	-	-	-	-	-	-	24,901
Exercise and forfeiture of share-based payment into shares	61	5,147	-	-	-	(5,147)	-	-	61
Cost of share-based payment	-	-	-	-	-	853	-	-	853
Balance as of September 30, 2020	$11,703	$209,650	$-	$(3,490)	$234	$4,550	$(356)	$(45,562)	$176,729

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially applying IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	16,889	16,889
Other comprehensive income	-	-	132	-	79	-	-	-	211
Taxes effect	-	-	(29)	-	(4)	-	-	-	(33)
Total comprehensive income (loss)	-	-	103	-	75	-	-	16,889	17,067
Exercise and forfeiture of share-based payment into shares	11	442	-	-	-	(442)	-	-	11
Cost of share-based payment	-	-	-	-	-	987	-	-	987
Balance as of September 30, 2019	$10,420	$179,589	$137	$(3,490)	$18	$9,898	$4	$(66,435)	$130,141

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	U.S Dollars In thousands

Balance as of July 1, 2020	$11,662	$207,731	$-	$(3,490)	$411	$6,204	$(356)	$(52,397)	$169,765
Net income	-	-	-	-	-	-	-	6,835	6,835
Other comprehensive income	-	-	-	-	(191)	-	-	-	(191)
Taxes effect	-	-	-	-	14	-	-	-	14
Total comprehensive income (loss)	-	-	-	-	(177)	-	-	6,835	6,658
Exercise into shares and forfeiture of share-based payment	41	1,919	-	-	-	(1,919)	-		41
Cost of share-based payment	-	-	-	-	-	265	-	-	265
Balance as of September 30, 2020	$11,703	$209,650	$-	$(3,490)	$234	$4,550	$(356)	$(45,562)	$176,729

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	U.S Dollars In thousands

Balance as of July 1, 2019	$10,418	$179,471	$187	$(3,490)	$8	$9,663	$4	$(72,258)	$124,003
Net income	-	-	-	-	-	-	-	5,853	5,823
Other comprehensive income	-	-	(66)	-	10	-	-	-	(56)
Taxes effect	-	-	16	-	-	-	-	-	16
Total comprehensive income (loss)	-	-	(50)	-	10	-	-	5,853	5,783
Exercise into shares and forfeiture of share-based payment	2	118	-	-	-	(118)	-	-	2
Cost of share-based payment	-	-	-	-	-	353	-	-	353
Balance as of September 30, 2019	$10,420	$179,589	$137	$(3,490)	$18	$9,898	$4	$(66,435)	$130,141

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	U.S Dollars in thousands

Balance as of January 1, 2019	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially applying IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	22,251	22,251
Other comprehensive income (loss)	-	-	143	-	69	-	(388)	-	(176)
Taxes effect	-	-	(32)	-	(4)	-	25	-	(11)
Total comprehensive income (loss)	-	-	111	-	65	-	(363)	22,251	22,064
Exercise into shares and forfeiture of share-based payment	16	1,672	-	-	-	(1,672)	-	-	16
Cost of share-based payment	-	-	-	-	-	1,163	-	-	1,163
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$15,511	$16,889	$6,835	$5,823	$22,251

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	3,632	3,379	1,252	1,128	4,519
Financial expenses (income), net	(67)	(164)	580	(340)	(197)
Cost of share-based payment	853	987	265	353	1,163
Taxes on income	1,144	574	348	214	730
Gain from sale of property and equipment	(7)	(2)	(1)	-	(2)
Change in employee benefit liabilities, net	(7)	97	(5)	66	94
	5,548	4,871	2,439	1,421	6,307
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(5,540)	4,408	(8,956)	1,806	5,117
Decrease (increase) in other accounts receivables	972	1,204	231	955	(214)
Decrease (increase) in inventories	555	(4,715)	5,028	1,470	(13,857)
Decrease (increase) in Contract asset and deferred expenses	(2,464)	333	(1,553)	605	399
Increase (decrease) in trade payables	(10,488)	(4,585)	(7,769)	(6,512)	6,259
Increase in other accounts payables	426	379	740	432	863
Increase (decrease) in deferred revenues	1,190	(221)	397	(95)	(283)
	(15,349)	(3,197)	(11,882)	(1,339)	(1,716)
Cash received (paid) during the period for:

Interest paid	(158)	(182)	(51)	(58)	(243)
Interest received	891	554	290	254	1,106
Taxes paid	(87)	(25)	(13)	(9)	(134)
	646	347	226	187	729

Net cash provided by (used in) operating activities	$6,356	$18,910	$(2,382)	$6,092	$27,571

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September 30,		September 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(15,646)	$(6,160)	$-	$(1,032)	$1,727
Purchase of property and equipment and intangible assets	(3,372)	(1,488)	(1,471)	(731)	(2,300)
Proceeds from sale of property and equipment	7	9	1	-	9
Net cash used in investing activities	(19,011)	(7,639)	(1,470)	(1,763)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	61	12	41	3	16
Repayment of lease liabilities	(815)	(794)	(275)	(265)	(1,070)
Repayment of long-term loans	(373)	(353)	(127)	(121)	(476)
Proceeds from issuance of ordinary shares, net	24,894	-	-	-	-

Net cash provided by (used in) financing activities	23,767	(1,135)	(361)	(383)	(1,530)

Exchange differences on balances of cash and cash equivalent	(1,287)	(780)	(699)	(332)	(908)

Increase (decrease) in cash and cash equivalents	9,825	9,356	(4,912)	3,614	24,569

Cash and cash equivalents at the beginning of the period	42,662	18,093	57,399	23,835	18,093

Cash and cash equivalents at the end of the period	$52,487	$27,449	$52,487	$27,449	$42,662

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$539	$4,984	$194	$436	$5,035
Purchase of property and equipment	$973	$264	$973	$264	$992

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

Kamada Ltd. (“the Company”) is a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is Glassia® (“Glassia”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets Glassia in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KedRab® (“KedRab”) through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KedRab, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Pursuant to an agreement with Takeda (as detailed on Note 17 of the Company’s annual financial statements as of December 31, 2019) the Company will continue to produce Glassia for Takeda through 2021. Takeda is planning to complete the technology transfer of Glassia, and pending FDA approval, will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

These financial statements have been prepared in a condensed format as of September 30, 2020 and for the nine and three months then ended (“interim consolidated financial statements”).

These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and the accompanying notes (“annual consolidated financial statements”).

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

Amendments to IFRS 9, IFRS 7 and IAS 39

In September 2019, the IASB published an amendment to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures” and IAS 39,” Financial Instruments: Recognition and Measurement” (“the Amendment”).

KAMADA LTD.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (continued)

In view of global regulatory changes, numerous countries have considered introducing a reform in the benchmark Interbank Offered Rates (“IBORs”) (LIBOR, the London Interbank Offered Rate, being one of the most common examples) and switching to a risk-free interest rate alternative (“RFR”) which extensively rely on data of specific transactions. The IBOR reform leads to uncertainty regarding the dates and amounts to be attributed to future cash flows relating to both hedging instruments and hedged items that rely on existing IBORs.

According to the existing accounting guidance of IFRS 9 and IAS 39, entities that have entered into the above hedges are facing uncertainty as a result of the IBOR reform which is likely to affect their ability to continue meeting the effective hedging requirements underlying existing transactions as well as the hedging requirements of future transactions. In order to resolve this uncertainty, the IASB issued the Amendment to offer transitional reliefs for entities that apply IBOR-based hedge accounting. The Amendment represents phase one in the reform that will include additional amendments in the future.

The Amendment also permits certain reliefs in applying the hedge accounting effectiveness tests during the period of transition from IBORs to RFRs. These reliefs assume that the benchmark interest underlying the hedge will not change as a result of the expected interest reform. The reliefs will be effective indefinitely, until the occurrence of one of the events specified in the Amendment. The Amendment also requires entities to provide specific disclosures of the application of any reliefs.

The Amendment was applied retrospectively for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

The Company estimates that the adoption of the Amendment will have no effect on its financial statements since it does not currently enter into substantial IBOR-based hedges.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period

a.	Effects of the COVID-19 Outbreak:

Following the global COVID-19 outbreak, there has been a decrease in economic activity worldwide, including Israel. The spread of the COVID-19 pandemic led, inter alia, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world.

The Company’s business activity and commercial operation were affected by these factors, and the Company has taken several actions to ensure its manufacturing plant remains operational with limited disruption to its business continuity. The Company increased its inventory levels of raw materials through its suppliers and service providers in order to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, the Company is actively engaging its freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed. The Company expedited shipments of certain of its products to its customer to minimize any potential shortages.

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and currently maintains the work-force levels required to support its ongoing commercial operations. The Company has taken a number of precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

The COVID-19 outbreak affected some of the Company’s research and development programs resulting in certain delays while a new development program for a plasma derived immunoglobulin IgG therapy for COVID-19 was initiated. In addition, the Company taken action to reduce certain costs and activities throughout its business operations.

While COVID-19 related disruption had various effect on the Company’s business activities, commercial operation, revenues and operational expenses, as a results of the actions taken by the Company to date, its overall results of operations for the nine months of 2020 and financial position as of September 30, 2020 were not materially affected. The Company expects that its continued actions will allow meeting its annual revenue guidance, however, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for the Company’s products, including GLASSIA and KEDRAB, in the U.S. market and its distributed products in Israel, financial conditions of the Company’s customer, suppliers and services providers, the Company’s ability to manage operating expenses, additional competition in the markets that the Company competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on the Company’s future financial position and results of operations.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period (continued)

b.	On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), a then 12.99% stockholder of the Company. Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate net proceeds of $24,894 thousands. Upon closing of the private placement, the FIMI Funds ownership represents approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Amiram Boehm, members of our board of directors, are executives of the FIMI Funds.

c.	On March 25, 2020, the Company’s shareholders approved the grant of options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 RS to the Company’s CEO. The fair value of the options and of the RSs was estimated based on the binomial option valuation model, was $166 thousands and $167 thousands, respectively.

In addition, on such date, the Company’s shareholders approved the grant of options to purchase 212,000 Ordinary Shares of the Company at an exercise price of NIS 23.67 per share to the Company’s Board of Directors members. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $356 thousands.

d.	On August 11, 2020 the Company’s Board of directors approved the grant of options to purchase 10,000 Ordinary Shares of the Company at an exercise price of NIS 29.68 per share to the Company’s Board of Directors member. The initiatl fair value estimation of the options at the date of grant was estimated at $ 32 thousands. This grant is subject to the approval of the Company’s shareholders.

In addition, on such date, the Company’s Board of directors approved the grant of options to purchase 80,000 Ordinary Shares of the Company at an exercise price of NIS 29.41-29.68 per share to certain Company’s empolyees. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $256 thousands.

Note 4:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Research and development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution in Israel of drugs manufactured by third parties, majority of which are produced from plasma or its derivatives products.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (continued)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2020
Revenues	$77,633	$24,071	$101,704
Gross profit	$33,816	$3,571	$37,387
Unallocated corporate expenses			(20,799)
Finance income, net			67
Income before taxes on income			$16,655

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2019
Revenues	$75,521	$22,595	$95,116
Gross profit	$34,109	$3,539	$37,648
Unallocated corporate expenses			(20,349)
Finance income, net			164
Income before taxes on income			$17,463

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2020
Revenues	$29,691	$5,634	$35,325
Gross profit	$13,755	$1,066	$14,821
Unallocated corporate expenses			(7,058)
Finance expenses, net			(580)
Income before taxes on income			$7,183

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (continued)

b.	Reporting on operating segments (cont.):

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2019
Revenues	$24,859	$8,207	$33,066
Gross profit	$11,624	$1,240	$12,864
Unallocated corporate expenses			(7,167)
Finance income, net			340
Income before taxes on income			$6,037

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Year Ended December 31, 2019
Revenues	$97,696	$29,491	$127,187
Gross profit	$45,271	$4,466	$49,737
Unallocated corporate expenses			(26,953)
Finance income, net			197
Income before taxes on income			$22,981

c.	Reporting on operating segment by geographic region

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2020
Geographical markets
U.S.A.	$66,339	$-	$66,339
Israel	3,132	24,071	27,203
Europe	3,690	-	3,690
Latin America	3,976	-	3,976
Asia	444	-	444
Others	52	-	52
	$77,633	$24,071	$101,704

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (continued)

c.	Reporting on operating segments by geographic region: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2019
Geographical markets
U.S.A.	$63,081	$-	$63,081
Israel	1,969	22,595	24,564
Europe	3,120	-	3,120
Latin America	2,820	-	2,820
Asia	1,485	-	1,485
Others	46	-	46
	$75,521	$22,595	$95,116

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2020
Geographical markets
U.S.A.	$25,879	$-	$25,879
Israel	1,126	5,634	6,760
Europe	403	-	403
Latin America	2,104	-	2,104
Asia	158	-	158
Others	21	-	21
	$29,691	$5,634	$35,325

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2019
Geographical markets
U.S.A.	$20,676	$-	$20,676
Israel	696	8,207	8,903
Europe	1,746	-	1,746
Latin America	1,243	-	1,243
Asia	475	-	475
Others	23		23
	$24,859	$8,207	$33,066

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year ended December 31, 2019
Geographical markets
U.S.A.	$84,572	$-	$84,572
Israel	2,486	29,491	31,959
Europe	4,701	-	4,701
Latin America	3,792	-	3,792
Asia	2,067	-	2,067
Others	96	-	96
	$97,696	$29,491	$127,187

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
September 30, 2020
Fair value through other comprehensive income :

Derivatives instruments	-	329

	$-	$329
September 30, 2019
Fair value through other comprehensive income :
Debt securities (corporate and government)	$2,760	$8,931
Derivatives instruments	-	(140)

	$2,760	$8,791
December 31, 2019
Fair value through other comprehensive income:
Debt securities (corporate and government)	$4,289	$8,543
Derivatives instruments	-	15

	$4,289	$8,558

b.	During the nine months ended on September 30, 2020 there were no transfers of any financial instrument from Level 1 to Level 2, and there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

c.	During the nine months ended September 30, 2020 the company divested all of its investments in debt securities (corporate and government) and realized the fair value of such debt securities through other comprehensive income. As a result, the Compnay recognized a loss of $102 thousands in the Consolidated Statements of Comprehensive Income.

Note 6:-	Subsequent events

a.	On October 7, 2020 the Company announced that, following discussions with Takeda based on the signed agreement, it expects to receive approximately $25 million in revenues from the supply of GLASSIA® to Takeda in 2021.

b.	On October 19, 2020 the Company entered into an agreement with the Israeli Ministry of Health (MoH) to supply its anti-SARS-CoV-2 plasma-derived hyperimmune immunoglobulin (IgG) product for the treatment of coronavirus (COVID-19) patients in Israel. The use of this investigational product will be regulated by the MoH.

The Company will manufacture the product, to be supplied to the MoH, from convalescent plasma collected and supplied by the Israeli National Blood Services, a division of Magen David Adom (MADA), and additional Israeli medical institutions. The initial order, planned to be supplied during the beginning of 2021, is sufficient to treat approximately 500 hospitalized patients. This initial supply is expected to generate approximately $3.4 million in revenue for Kamada once delivered.

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